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SEC FILE NUMBER
8-51315

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CBC Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 Hammond Pond Parkway, Unit 1412N
(No. and Street)

Newton (City) MA (State) 02467 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erin Baskett (Name) 636-675-3746 (Area Code – Telephone Number) Erin.Baskett@SQN-Global.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave, Ste 130 (Address) Maitland (City) FL (State) 32751 (Zip Code)

July 28, 2004 (Date of Registration with PCAOB)(if applicable) 1839 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

✓

OATH OR AFFIRMATION

I, Erin Baskett, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CBC Securities, Inc, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GEETA BISSOON
Notary Public, State of Florida
Commission# HH 279164
My comm. expires Oct. 18, 2026

Signature: [signature]

Title:
FinOP

GEETA BISSOON

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CBC Securities, Inc.
Financial Statements
and
Supplemental Information

For the Year Ended December 31, 2023

CBC Securities, Inc.
Financial Statements

For the Year Ended December 31, 2023

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statement of Financial Condition

Notes to Financial Statements

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of CBC Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CBC Securities, Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CBC Securities, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CBC Securities, Inc.'s management. Our responsibility is to express an opinion on CBC Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CBC Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as CBC Securities, Inc.'s auditor since 2014.

Maitland, Florida

February 1, 2024

CBC Securities, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2023

ASSETS		
Cash	$	21,786
Furniture and equipment - net of accumulated depreciation of $1,377		0
Prepaid expenses and other assets		3,039
Total assets	$	24,825
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued expenses	$	11,900
Total Liabilities		11,900
Stockholder's equity		
Paid-in Capital		330,305
Retained Deficit		(317,380)
Total Stockholder's equity		12,925
Total Liabilities and Stockholder's Equity	$	24,825

The footnotes are an integral part of the financial statements.

CBC Securities, Inc.
Notes to Financial Statements
December 31, 2023

NOTE 1—SUMMARY OF ACCOUNTING POLICIES

The accounting principles followed by CBC Securities, Inc. ("Company") and the methods of applying those principles that materially affect the determination of its financial position, results of operations and cash flows are summarized as follows:

Organization

The Company is based in Newton, Massachusetts, and has adopted a calendar year end.

Description of Business

The Company is a broker and dealer in securities and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and operates under SEC Rule 15c3-3(k)(2)(ii) that provides an exemption because of limited business. The Company provides financial advisory and consulting services for mergers and acquisitions, and private placement services for debt and equity, in addition to valuation services and analysis.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 1—SUMMARY OF ACCOUNTING POLICIES, (CONT.)

Investment Banking Fees

Revenues from contracts with customers are composed of investment banking fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At December 31, 2023 there were no advances to the Company.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company's cash and cash equivalents are held at high credit quality financial institutions at which deposits are insured up to $250,000 per account by the Federal Deposit Insurance Corporation ("FDIC") or in money market savings accounts.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based upon quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amount of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expense during the reporting period. Actual results could differ from management estimates.

Business Concentrations

The Company provides financial advisory and consulting services for mergers, acquisitions, divestitures, private placements of debt and equity in addition to valuation services and analysis.

The Company earned revenue from 1 customer that accounted for 100% of its fees earned for the year ended December 31, 2023.

<u>Income Taxes</u>

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision for liability for income taxes is necessary. The shareholder and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2014.

NOTE 2—NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3 percent of aggregate indebtedness ($793 at December 31, 2023), or $5,000 whichever is greater. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2023 the net capital as computed was $9,886. Consequently, the Company had excess net capital of $4,886.

At December 31, 2023 the ratio of aggregate indebtedness to net capital was 1.20 to 1, versus an allowable percentage of 1500 percent.

NOTE 3—RELATED PARTY TRANSACTIONS

The Company does not have an expense agreement with its shareholder, and currently operates in a manner in which its direct operating expenses are recorded by the Company, a practice that shall continue going forward.

The company engaged in one consulting contract during the year with it's parent which resulted in revenue of $10,000 for the year ended December 31, 2023.

The Company was party to a lease with its parent which expired in May 2023. The Company had previously accrued rental expense with the expectation the lease would be renewed, however the agreement was terminated. As such, the rental expense reversal was seen in this calendar year resulting in the negative $3,500.

NOTE 4—POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemption provisions of SEC Rule 15c3-3(k)(2)(ii).

NOTE 5—SIPC RECONCILIATION

SEC Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from the filing requirement at December 31, 2023.

NOTE 6—COMMITMENTS AND CONTINGENCIES

CBC Securities, Inc. does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE 7 —COMPANY CONDITIONS

The Company has a loss of $14,354 for the year ending December 31, 2023 and has received capital contributions from its stockholder for working capital. The Company's stockholder has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. The stockholder has the financial wherewithal to continue contributing, as required. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going concern basis without adjustments for realization in the event the company ceases to continue as a going concern.

NOTE 8—SUBSEQUENT EVENTS

The Company has evaluated the events and transactions that occurred from January 1, 2023 through February 1, 2024, the date that the financial statements were available to be issued. No material events or transactions occurred during this period that would render these financial statements to be misleading.